February 22, 2022

Filed via EDGAR
David Irving, Sharon Blume,
Tonya Aldave and John Dana Brown
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C.  20549

Subject:	Franklin Responsibly Sourced Gold ETF (the “Fund”) Franklin Templeton Holdings Trust (the “Registrant” or the “Trust”) Amended Draft Registration Statement on Form S-1 CIK No. 0001858258

Dear Mr. Irving, Ms. Blume, Ms. Aldave and Mr. Brown:
Submitted herewith under the EDGAR system are the Fund’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via written correspondence to Craig S. Tyle with regard to the Registrant’s amended draft registration statement on Form S-1 filed with the Commission on January 14, 2022 under the Securities Act of 1933, as amended (the “Registration Statement”).  Each comment from the Staff is summarized below, followed by the Fund’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Registration Statement.
Amendment No. 3 to Draft Registration Statement on Form S-1
Prospectus Summary, page 1

1. Comment: We note your response to our prior comment 1. Please revise to disclose, as you state in your response, that the Fund has no limit or policy specifying the maximum amount of pre-2012 gold the Fund can hold at any time. In addition, state, if true, that you are not able to determine with specificity the amount of pre-2012 gold that exists, and therefore do not know what portion of the LBMA market is comprised of London Good Delivery gold bullion bars produced after January 2012.

Response: The disclosure has been revised as requested.

Franklin Responsibly Sourced Gold ETF, page 6

2. Comment: Please revise this section to summarize the risks associated with the fact that

U.S. Securities and Exchange Commission
February 22, 2022

your definition of “responsibly sourced gold” is reliant on standards that you did not set and that you do not control. Please also summarize here the responsible sourcing risk that you describe in the last risk factor on page 12 and include a cross-reference to that risk factor disclosure. In addition, please disclose here that the Gold Guidance on which your sourcing practices rely is described in greater detail beginning on page 18 of the prospectus.

Response: The disclosure has been revised as requested.

Special Considerations Relating to Recycled Gold, page 20

3. Comment: We note your response to our prior comment 3, including your disclosure that in the third quarter of 2021, global mine production was approximately 959.5 tonnes, 298 tonnes of which were recycled gold. It appears this disclosure relates to global production and is not specific to London Good Delivery gold bullion. Please tell us if you have any information relating to what portion of London Good Delivery gold bullion bars produced after January 2012 is comprised of recycled gold, and if you have such information please disclose it in your prospectus.

Response: The Registrant does not have any further information regarding the portion of London Good Delivery gold bullion bars produced after January 2012 that is comprised of recycled gold. The Registrant notes that, although the production data is global, as disclosed on p. 19, the LBMA estimates that approximately 92% of global large-scale mine production is refined by LBMA accredited refiners (i.e., is LBMA good delivery gold bullion).  Accordingly, the Registrant has no further data in response to this comment of the Staff to add to the disclosure at this time.

Please do not hesitate to contact Steve Feinour at (215) 564-8521 or Miranda Sturgis at (215) 564-8131 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Navid Tofigh
Navid Tofigh
Vice President and Secretary of Franklin Holdings,
LLC, Sponsor of the Registrant

Cc: J. Stephen Feinour, Jr., Stradley Ronon Stevens & Young, LLP
     Miranda Sturgis, Stradley Ronon Stevens & Young, LLP